UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Result For the 12 Months ended 31 December 2006.
(All amounts Australian dollars unless otherwise stated)

February 28, 2007

ARLINGTON VA – Metal Storm Limited today announced its results for the 12 months ended 31 December 2006.

The year’s operating result before finance costs and embedded derivatives is an $8.7 million loss compared to the $10.9 million loss last year. On a comparable basis, the result represents an improvement of $2.2 million on the
2005 year.

Finance costs and embedded derivative expenses relate to the issue of convertible notes during the year and were not applicable for the 2005 year.
These items were mostly non-cash and are detailed as follows:

•  Finance costs of $2.3 million which relate to:

•  the accretion of the convertible note liability - $0.9 million;

•  the expensing of options issued to Harmony Investment Fund Limited
(Harmony) in accordance with the facilitation agreement dated 20 July 2006 -
$0.5 million; and

•  the quarterly interest payable on the convertible notes - $0.9 million.

• Embedded derivative expense of $3.2 million which is the movement in the fair value of the conversion option embedded in the convertible notes issued during the year.

The loss after tax including these items is $14.2 million.

Average monthly “cash burn” from operating activities was $663K compared to
$937K for the 2005 financial year.  At the annual general meeting last April, the Company indicated that its clear focus would be to reduce net costs by 40%
while still achieving the Company’s objectives. The Board is pleased with the progress in the reduction of net costs which stood at 29% for the full year at year-end.  The focus on cost savings is continuing.

In announcing the results, Mr Terry O’Dwyer, Chairman said “I am pleased with the progress the Company is making in its objectives to win commercial contracts; to produce prototypes of its 3 shot Grenade Launcher (known as
3GL); to produce a stabilized remotely operable weapon system using an electronic fire control system and a Metal Storm Ballistic Weapon; and to conduct a successful live test firing of low velocity air burst rounds and low velocity high explosive rounds suitable for Metal Storm Ballistic Weapons in conjunction with Singapore Technologies Kinetics Ltd.”

Newly appointed Chief Executive Officer, Dr Lee Finniear stated that 2006 was an important year for the Company.  During the year, the Company raised gross funds of $30.5 million through a Share Purchase Plan which raised $3.0 million and a Renounceable Right Issues which raised $27.5 million.  Dr Finniear said that the success of these fund raising activities meant that the Company could continue its engineering work directed at several cycles of building and testing of different configurations of prototype products.  He said that this work is currently being carried out by the Company’s Australian office at its new facility in Brisbane while the US office is continuing its focus on increasing contract revenues while working on current contracts.

Dr Finniear stated that a number of positive developments had been announced during and since the end of the year:

•  Conducted test firings of high explosive ammunition in the US in conjunction with the US Army’s Armament Research Development and Engineering
Centre (ARDEC).

•  Awarded a contract by US company StarChase LLC valued at US$1.2 million
(approximately A$1.56 million) to act as the lead systems integrator on the commercialisation of the patented StarChase vehicle tagging technology.
(Prototype testing originally scheduled for late 2006 is now scheduled for the first and second quarters of 2007 and full roll out in the US is now expected to commence later in 2007).

•  Attended the 113th International Association of Chiefs of Police Law
Enforcement and Technology Exposition held in Boston, Massachusetts to debut the StarChase Pursuit Management System prototypes.

•  Awarded a US$331,426 (approximately A$442,125) contract by the United
States Marine Corps Warfighting Lab, Ground Combat Element (GCE) Branch for
the design, fabrication and testing of 18mm stacked round firing systems.

•  Conducted a live firing of the 40mm weapon system installed on a Dragonfly
Pictures, Inc (DPI) DP-5X prototype Vertical Take Off and Landing (VTOL)
Unmanned Aerial Vehicle (UAV) at a US bombing range.

•  The US Space and Naval Warfare Systems Center has placed a notice on the US
Federal Business Opportunities website that it intends to award a Sole Source research and development contract to Metal Storm for the production of one (1)
40mm anti-personnel unattended weapons pod.

•  Appointment of a new Chief Executive Officer, with extensive experience taking developed concepts through to commercial products, orders and sales.

Revenues were $2.4 million compared to $831K for 2005 reflecting higher contract revenue from the US office (up $1.3 million) and higher interest revenue (up $158K) as a result of increased cash holdings.

Expenses from continuing operations (excluding foreign exchange differences, the movement in the fair vale of embedded derivatives and finance costs) were
$11.0 million compared to $10.0 million for 2005, reflecting additional costs relating to various items including contracts, staff bonuses, capital raising efforts and the new engineering facility in Brisbane.  Expenses also reflect the favorable impact of cost savings initiatives undertaken during the year.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:
Lee Finniear, Chief Executive Officer – Metal Storm Limited - Ph: +61 (0) 7
3123 4700
Jim MacDonald, Chief Financial Officer – Metal Storm Limited – Ph: +61 (0) 7
3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 1, 2007	By:	James MacDonald
	Name:	James MacDonald
	Title:	Company Secretary/Chief Financial Officer